

December 16, 2013

Via E-mail
Mr. Sam H. Lindsey, Jr.
Chief Financial Officer
Biofuels Power Corporation
20202 Hwy 59 N, Suite 210
Humble, TX 77338

> **RE:** **Biofuels Power Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 20, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 19, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 13, 2013**
> **File No. 0-52912**

Dear Mr. Lindsey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 27

1.	We note that your auditor audited the financial statements for the years ended December 31, 2012 and 2011; however, the opinion paragraph only addresses the financial statements for the year ended December 31, 2012. As such, please make arrangements with your auditor to revise the opinion paragraph of the report to also address the financial statements for the year ended December 31, 2011. This revised audit report should be included in an amendment to your Form 10-K.

Item 9A – Controls and Procedures, page 42

Controls and Procedures, page 42

2.   You disclose that your management evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2011. In an amendment to your Form 10-K, please revise your disclosure to refer to the year ended December 31, 2012. Similarly, please revise your disclosure to refer to the appropriate quarter in amendments to the March 31, 2013 Form 10-Q, June 30, 2013 Form 10-Q and September 30, 2013 Form 10-Q. Please also reflect in your amendment whether your disclosure controls and procedures are effective or not effective. Given the current disclosure of material weaknesses, we assume your disclosure controls and procedures to be non-effective.

Management's Report on Internal Control over Financial Reporting, page 43

3.   You disclose that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2009 and based on that assessment, you believe your internal control over financial reporting is effective as of December 31, 2011. Please revise your disclosure in an amendment to the Form 10-K to refer to the year ended December 31, 2012. Similarly, please revise your disclosure to refer to the appropriate quarter in amendments to the March 31, 2013 Form 10-Q, June 30, 2013 Form 10-Q and September 30, 2013 Form 10-Q.

Exhibit 32 - Certifications

4.   We note that your certifications state that the Form 10-K for the year ended December 31, 2012 fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934. Given that you have a Section 13(a) reporting obligation, please revise your certifications in an amendment to your Form 10-K to refer to Section 13(a) as well as Section 15(d) of the Securities Exchange Act of 1934. Similarly, please also revise your certifications in amendments to the March 31, 2013 Form 10-Q, June 30, 2013 Form 10-Q and September 30, 2013 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief